UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2008

Commission File No. 0-30148

PHOTOCHANNEL NETWORKS INC.
(Translation of registrant's name into English)

590 - 425 Carrall Street, Vancouver, British Columbia V6B 6E3 Canada
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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News Release	for Immediate Release

PhotoChannel Announces New Chief Executive Officer
Kyle Hall chosen to lead PhotoChannel

Vancouver, BC - September 16, 2008 - PhotoChannel Networks Inc. (TSX-V: PN and OTCBB: PNWIF) (“PhotoChannel” or “PNI” or “Company”) the leading innovator in digital media solutions for retailers today announces it has appointed Kyle Hall formerly its Chief Marketing Officer to the role of Chief Executive Officer (“CEO”). Also as part of this announcement Aaron Rallo will assume the role of President, in addition to his current position of Chief Operating Officer, and Scott Brownstein, formerly of Fuji Film America and Eastman Kodak, has been appointed to the Company’s Board of Directors.

“I first took on the role of CEO at PhotoChannel four years ago at the request of the board following two unsuccessful external appointments,” says Peter Fitzgerald, Chairman and CEO of PhotoChannel. “I believe that although I have by necessity needed to perform my duties somewhat remotely from the UK it has been possible to run the company successfully thanks in particular to the strengths of the Company’s senior management team.”

“As the business has grown both within North America and in the rest of the world it has become increasingly obvious that the company needs a Vancouver based CEO. Accordingly I will be resigning as CEO effective September 30 2008 to take up the role of Executive Chairman.”

“The Company’s board of directors has undertaken an external search for candidates for the CEO position over the last six to twelve months, during which time we have interviewed and considered some very senior industry executives, however, we have concluded that the existing management team provides the best source of talent to manage the company and build shareholder value going forward. Effective October 1, 2008, the Company will be headed by Kyle Hall as CEO, along with Aaron Rallo in the role of President and COO and Robert Chisholm as CFO.

“Also effective October 1, 2008, Scott Brownstein, a very well respected veteran of the digital imaging business will be joining the Board of PhotoChannel.” Brownstein was the Chief Technology Officer and Senior Vice President of Fujifilm e-Systems, Inc., a wholly owned subsidiary of Fuji Photo Film, that specializes in building state-of-the-art digital solutions for Fuji’s commercial, professional, and retail customers. Prior to that Mr. Brownstein spent 22 years at Eastman Kodak where he was the inventor of Kodak’s PhotoCD product and led the technical team that commercialized the business.

“I, as well as the rest of the company, have greatly benefitted from Peter’s leadership and counsel throughout the years,” states Kyle Hall. “I am excited to take on the additional duties of the CEO role and I look forward to leading the rest of the team to continue to build on our accomplishments to date. We have had some huge customer wins in the last year such as Sam’s Club, Costco and Kodak China while at the same time rapidly building out our technology leadership. Although we have accomplished a significant amount, we know we have much work to do going forward. We will continue to push the metrics needed to achieve profitability - the three month moving average of daily orders processed through our retailers is up over 180% versus the same period last year and averaged over 34,500 per day during the month of August 2008.”

About PhotoChannel- Founded in 1995, PhotoChannel operates PNI Digital Media to provide services for major retailers, wireless carriers and content providers. The PNI Digital Media Platform connects consumer ordered digital content with retailers that have on-demand manufacturing capabilities for the production of merchandise. PNI Digital Media generates transactions for retailers and their thousands of locations worldwide including Wal-Mart/Sam’s Club, Costco, CVS/pharmacy, Kodak and Tesco. For more information please visit www.photochannel.com

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For more Information, Contact:
Ms. Niti Maini
PhotoChannel Networks Inc.
604-893-8955 ext. 313
nmaini@PhotoChannel.com
Investor Information: (800) 261-6796

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHOTOCHANNEL NETWORKS INC.

Date: September 16, 2008

/s/ Robert Chisholm

CFO